Mail Stop 7010



March 6, 2006


Via U.S. mail and facsimile

Mr. Dennis W. Lakomy
Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, IL 60411

Re:	CFC International, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 24, 2006
File No. 000-27222

Dear Mr. Lakomy:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment four of our letter dated
February
13, 2006 and reissue this comment. In this regard, we note that the
Summary and Q&A sections continue to include duplicative disclosure.
For example, you discuss the material tax consequences in each section.

2. We read your response to comment nine of our letter dated
February
13, 2006 and reissue this comment. In this regard, we note that the financing does not appear to be assured, especially in light of the fact that definitive documents must be negotiated and the closing conditions satisfied. Further, we note that there does not appear to be any guarantee of CFCI Holdings` obligations by QUAD-C. Please note that issue whether financial statements are required is not necessarily determined by whether the transaction is fair to shareholders, but by whether the acquirer has demonstrated its ability to satisfy the cash requirements of the transaction. See, for example, Section II.F.2.b. of SEC Release 33-7760 and Instruction
2(a) to Item 14.
3. We note that Houlihan Lokey`s calculations as to value are made on a "minority interest basis." In this regard, we note the disclosure on page 20. Please discuss the impact of using this "minority interest basis."

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Michael J. Boland
Holland & Knight, LLP
131 South Dearborn Street
30th Floor
Chicago, IL 60603
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Mr. Dennis W. Lakomy
CFC International, Inc.
March 6, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE